Exhibit 3.2a


                                AMENDMENT TO THE
                              JACK IN THE BOX INC.
                           AMENDED AND RESTATED BYLAWS


Exhibit 3.2a

     SECTION 3.12 Emergency. In the event of any emergency, disaster or catastrophe, or similar emergency condition, as referred to in Section 110 of the Delaware General Corporation Law, as a result of which a quorum of the Board of Directors or a standing committee thereof cannot be readily convened for action, any director or officer of the Corporation may call a meeting of the Board of Directors or any standing committee of the Board of Directors. Notice of such meeting shall be adequate if the director or officer calling such meeting has informed or attempted to inform all directors by means of telephone, facsimile, email and cell phone, using such telephone, facsimile, email and cell phone numbers and addresses as are on file with the Corporation for each director from time to time or, in the event such numbers and addresses are not readily available from the Corporation, at the most recent number or address available to the director or officer calling the meeting. If, as a result of such an emergency, disaster or catastrophe, a quorum of the Board of Directors or a standing committee of the Board cannot readily be convened for action, the director or directors in attendance at the meeting shall constitute a quorum. Such director or directors in attendance may further take action to appoint one or more of themselves or other directors to membership on any standing or temporary committees of the Board as they shall deem necessary and appropriate.